RMS

SE 18000984

Washington, ...

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC Mail Processing Received

FEB 27 2018

WASH, DC

SEC FILE NUMBER
8-69767

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/09/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equiteq Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 PARK AVENUE, 14th Floor
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICODEMO ESPOSITO 212-256-1120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUM, SMITH & BROWN, P.C.
(Name – *if individual, state last, first, middle name*)

1411 BROADWAY, 9TH FL	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, NICODEMO ESPOSITO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITEQ SECURITIES LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

N. Esposito
Signature

MANAGING DIRECTOR, CHIEF COMPLIANCE OFFICER
Title

Janice Valz
Notary Public

JANICE VALLEJOS
Notary Public - State of New York
No. 01VA6029069
Qualified in Westchester County
My Commission Expires Aug. 09, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITEQ SECURITIES LLC

Audited Financial Statement

As of December 31, 2017

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

EQUITEQ SECURITIES LLC
DECEMBER 31, 2017

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Equiteq Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Equiteq Securities, LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

WithumSmith+Brown, PC

February 23, 2018

New York, New York

EQUITEQ SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	170,763
Accounts receivable, less allowance for doubtful accounts of $10,000		42,337
Prepaid expenses		785
Due from Parent company		135,997
TOTAL ASSETS	$	349,882

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	8,309
TOTAL LIABILITIES		8,309
MEMBER'S EQUITY		341,573
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	349,882

See Notes to Financial Statements

EQUITEQ SECURITIES LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2017

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Equiteq Securities, LLC (the "Company") was formed as a limited liability company in New York on August 11, 2016. The Company is registered as a Capital Acquisitions Broker ("CAB") under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") as of August 9, 2017. As a CAB the firm is limited to raising capital for private placements of securities through sales to institutional investors and Mergers and Acquisitions advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. The allowance for doubtful accounts was $10,000 at December 31, 2017.

Revenue Recognition

Retainer revenues for both mergers and acquisitions (M&A) and private placements are recognized as they are earned, in accordance with their respective agreements, as services are provided and on a prorata basis as needed. The M&A and Private Placement success fees are recognized at the closings of the respective transactions.

Income Taxes

The Company is a single member limited liability company that is deemed to be a disregarded entity for income tax purposes. The taxable income or loss of the Company is allocated to its member. The Company's sole member is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company, in accordance with the provisions of the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. For the year ended December 31, 2017, the Company's allocated portion of UBT was $40,000.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes." The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2017, the Company had no material unrecognized tax and no uncertain tax positions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes (continued)
The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's income tax returns for three years from the date of filing.

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK:

Cash
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account.

Revenue
During the period ended December 31, 2017, 100% of the Company's retainer fee revenue, totaling $90,000 was from three customers. The remainder of the period's revenue was attributed to success fees in the amount of $1,102,800, 100% of which was earned from one customer. Therefore, in its entirety, revenue for the period ending December 31, 2017 was received from a total of four customers across both revenue streams.

Fees Receivable
As of the period ended December 31, 2017, approximately 96% of the Company's accounts receivable balance was owed by the three customers responsible for the retainer fee revenue.

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606) ("ASC 606"). This creates a new topic ASC 606, and supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. Subsequently, the FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. They also provide guidance on when revenues and expense should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements requiring information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The ASU's are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Management has determined that adoption of Topic 606 will have minimal impact on the Company's financial statements.

NOTE 4 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operations. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $162,454 which was $157,454 in excess of its required net capital of $5,000; and the Company's percentage of aggregate indebtedness to net capital was 5.11%.

NOTE 5 – RELATED PARTY:

The Company is a wholly owned subsidiary of Equiteq, Inc. ("The Parent Company"). The Company has an expense sharing agreement in place with the Parent Company, whereby an allocation of fees is made for compensation and benefits, occupancy and data and communication expenses. These fees amounted to $520,156 for the year ended December 31, 2017. Due from Parent is $135,997 at December 31, 2017 and consists of an overpayment of the shared expenses.

NOTE 6 – SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through February 23, 2018, the date which the financial statements were available to be issued. The Company made distributions to the Parent in the amount of $950,000 through February 23, 2018.